Exhibit 12

Nationwide Financial Services, Inc. and Subsidiaries

Statement Regarding Computation of Earnings to Fixed Charges

(in millions)

	Years ended December 31,
	2003		2002		2001		2000		1999
Earnings:
Income from continuing operations before federal income tax expense and cumulative effect of adoption of accounting principles	$517.8		$133.5		$568.2		$622.4		$552.6
Fixed charges	1,478.8		1,352.6		1,303.7		1,232.4		1,143.6

Earnings	$1,996.6		$1,486.1		$1,871.9		$1,854.8		$1,696.2

Fixed Charges:
Interest credited to policyholder account balances	$1,382.6		$1,275.8		$1,248.8		$1,183.9		$1,096.4
Interest on debt	96.2		76.8		54.9		48.5		47.2

	$1,478.8		$1,352.6		$1,303.7		$1,232.4		$1,143.6

Ratio of earnings to fixed charges	1.4	x	1.1	x	1.4	x	1.5	x	1.5	x

Ratio of earnings to fixed charges, excluding interest credited to policyholder account balances	5.4	x	1.7	x	10.3	x	12.8	x	11.7	x